Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NXP Semiconductors N.V.:

We consent to the incorporation by reference in the registration statements on Form F-3 (No. 333-209942) and Form S-8 (No. 333-203192, No. 333-190472 and No. 333-172711) of NXP Semiconductors N.V. of our report dated March 3, 2017, with respect to the consolidated balance sheets of NXP Semiconductors N.V. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, cash flows and changes in equity for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which report appears in the December 31, 2016 Annual Report on Form 20-F of NXP Semiconductors N.V.

/s/ KPMG Accountants N.V.

Amstelveen The Netherlands

March 3, 2017